Exhibit 3.3

Consent of Independent Registered Public Accounting Firm

Constellation Software Inc.

Amstelveen, Netherlands

We hereby consent to the use of our report, dated February 24, 2014, on the carve out financial statements of Total Specific Solutions (TSS) B.V., which comprise the carve out balance sheet as at December 31, 2013, the statements of comprehensive income, changes in equity and cash flows for the year then ended and notes, comprising a summary of significant accounting policies and other explanatory information, included in the March 6, 2014 Business Acquisition Report regarding the acquisition of Total Specific Solutions (TSS) B.V. of Constellation Software Inc. and incorporated herein by reference in the Registration Statement on Form F–7 of Constellation Software Inc.

BDO Audit & Assurance B.V.

On behalf of it,

/s/ J.A. de Rooij RA

Amstelveen, Netherlands

August 8, 2014